UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Wescorp Energy Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

95083L103
(CUSIP Number)

June 2, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON ABUELO TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,243,967 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 5,243,967 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,967 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON OO

(1) The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of that certain Share Purchase Agreement, dated January 14, 2004, as amended, by and between Wescorp Energy Inc. and Abuelo Trust.

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON EPITIHIA TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,243,967 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 5,243,967 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,967 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON OO

(1) The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of that certain Share Purchase Agreement, dated January 14, 2004, as amended, by and between Wescorp Energy Inc. and Epitihia Trust.

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON BAYSHORE BANK & TRUST (BARBADOS) CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,487,934 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 10,487,934 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,487,934 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON CO

(1) The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of that certain Share Purchase Agreement, dated January 14, 2004, as amended, by and between Wescorp Energy Inc. and Abuelo Trust and Sections 3.2(e)(iii) and 3.2(g) of that certain Share Purchase Agreement, dated January 14, 2004, as amended, by and between Wescorp Energy Inc. and Epitihia Trust.

CUSIP NO. 95083L103

Item 1(a).	Name of Issuer:

Wescorp Energy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 770, 435 - 4th Avenue, S.W.,
Calgary, Alberta, Canada T2P 3A8

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Abuelo Trust, a Barbados trust (“Abuelo”) a , Epitihia Trust, a Barbados trust (“Epitihia”) and Bayshore Bank & Trust (Barbados) Corporation, a Barbados corporation (“Bayshore” and together with Abuelo and Epitihia, the “Reporting Persons”).  Because Bayshore is the trustee of both Abuelo and Epitihia, Bayshore may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by Abuelo and Epitihia.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Lauriston House
Lower Collymore Rock
P.O. Box 1132
Bridgetown, Barbados

Item 2(c).	Citizenship:

Abuelo, Epitihia and Bayshore are organized under the laws of Barbados.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 Par Value Per Share

Item 2(e).	CUSIP Number:

95083L103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP NO. 95083L103

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The percentages reported herein are calculated based on the sum of (i) 90,457,557 shares of Common Stock, $0.0001 par value per share, outstanding as of May 5, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009, plus (ii) the 5,243,967 shares of common stock to be issued to each of Abuelo and Epitihia pursuant to Sections 3.2(e)(iii) and 3.2(g) of those certain Share Purchase Agreements, each dated January 14, 2004, as amended, by and between both, the Issuer and Abuelo and the Issuer and Epitihia.

See Cover Pages Items 5–11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A to Schedule 13G dated May 2, 2009.

CUSIP NO. 95083L103

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 95083L103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009	ABUELO TRUST

	By:	Bayshore Bank & Trust (Barbados) Corporation, its trustee

	By:	/s/ Victor Dunston and Deborah Simmons
Victor Dunston, President and Deborah Simmons, Vice President, Trust Services

EPITIHIA TRUST

By:	Bayshore Bank & Trust (Barbados) Corporation, its trustee

By:	/s/ Victor Dunston and Deborah Simmons
Victor Dunston, President and Deborah Simmons, Vice President, Trust Services

BAYSHORE BANK & TRUST (BARBADOS) CORPORATION

By:	/s/ Victor Dunston and Deborah Simmons
Victor Dunston, President and Deborah Simmons, Vice President, Trust Services